UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

Accredited Home Lenders Holding Co.

(Name of Subject Company)

Accredited Home Lenders Holding Co.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

00437P107

(CUSIP Number of Class of Securities)

James A. Konrath

Chief Executive Officer and Chairman of the Board

15253 Avenue of Science

San Diego, California 92128

(858) 676-2100

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Aileen C. Meehan

David M. Smith

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 amends and supplements Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 19, 2007, as amended on July 3, 2007, July 17, 2007, July 30, 2007, August 3, 2007, twice on August 10, 2007, twice on August 13, 2007, August 15, 2007 and August 29, 2007 (the “Schedule 14D-9”) with the Securities and Exchange Commission by Accredited Home Lenders Holding Co., a Delaware corporation (“Accredited”), relating to the offer by LSF5 Accredited Merger Co., Inc. (“Offeror”), a Delaware corporation and a wholly-owned subsidiary of LSF5 Accredited Investments, LLC (“Parent”), a Delaware limited liability company, to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Accredited, at $15.10 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 19, 2007, as amended on July 3, 2007, July 17, 2007, July 30, 2007, August 10, 2007, August 15, 2007, August 16, 2007, August 21, 2007, August 28, 2007 and August 31, 2007 and in the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(R)	Press Release by Accredited, dated August 31, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 31, 2007

Accredited Home Lenders Holding Co.

By:	/s/ DAVID E. HERTZEL
Name: David E. Hertzel
Title: General Counsel